UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2009

Commission File Number: Commission file number: 000-53594

GOLDEN GREEN ENTERPRISES LIMITED
 (Exact name of registrant as specified in its charter)

No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou, 451191, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes           No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On September 18, 2009, Golden Green Enterprises Limited (the “Company”) issued a press release announcing that it has filed a registration statement on Form F-1 (the “Registration Statement”) with the U.S. Securities and Exchange Commission for an underwritten public offering of its ordinary shares.  The Company’s press release regarding the foregoing matter is attached hereto as Exhibit 99.1.

This report is also furnished to provide unaudited, consolidated interim financial statements of the Company for the six months ended June 30, 2009.  Please refer to the Registration Statement for the text of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to such fiscal period.  The Company’s financial statements for the six months ended June 30, 2009 are attached hereto as Exhibit 99.2.

Exhibits

Exhibit	Description

99.1	Press Release, dated September 18, 2009
99.2	Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN GREEN ENTERPRISES LIMITED

By:	/s/ Mingwang Lu
Mingwang Lu Chief Executive Officer

Date: September 18, 2009

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated September 18, 2009
99.2	Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2009